INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Directors of
UMB Scout Funds
     and
the Securities and Exchange Commission:

RE:    UMB Scout Funds
       Form N-17f-2
       File Number 811-09813


     We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT FUNDS (including four series, UMB Scout Technology Fund, UMB Scout Equity Index Fund, UMB Scout Energy Fund and UMB Scout Small Cap Fund) (the Trust) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of March 31, 2002. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

     Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2002, with respect to securities of UMB SCOUT FUNDS, without prior notice to management:

   o Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants
        Trust Company and Brown Brothers Harriman & Co. in book entry form;

   o Reconciliation of all such securities to the books and records of the Trust and the Custodian;

   o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

     We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

     In our opinion, management's assertion that UMB SCOUT FUNDS complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2002 with respect to securities reflected in the investment accounts of the Trust is fairly stated, in all material respects.

     This report is intended solely for the information and use of management of UMB SCOUT FUNDS and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



                                                                    /s/ BKD, LLP


Kansas City, Missouri
April 26, 2002

                             Washington, D.C. 20549
                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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

1. Investment Company Act File Number:                                                         Date examination completed:
     811-09813                                                                                 March 31, 2002
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2. State Identification Number:
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AL   29702              AK   02 02527,       AZ   26608,            AR   00-M0325-01,    CA   *                CO   IC-2000-18-580
                             02 02528,            26609,                 00-M0325-02,
                             02 00021,            31137,                 00-M0325-03,
                             02 02193             8465                   00-M0325-04
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CT   1007101,           DE   29956,          DC   60012789,         FL   *               GA   SC-40734         HI   *
     1007102,                29957,               60012607,
     1015707,                8681                 60012563,
     214195                                       60012561
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ID   52167,             IL   0148234         IN   00-0346IC         IA   I-46968,        KS   2000S0001251,    KY   M34790
     52168,                                                              I-46969,             2000S0001252,
     54333,                                                              I-51262,             2001S0001629,
     48844                                                               I-26193              87S0001009
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LA   78046              ME   1-13458,        MD   SM20000901,       MA   01-006938,      MI   922499,          MN   R-42778.1
                             1-13459              SM20000900,            01-006196,           922501,
                             MF1-17515,           SM20011626,            01-006939,           928372,
                             MF2-609              SM19980021             01-006940            935635
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MS   MF-00-03-312,      MO   2000-00609      MT   43387,            NE   40258,          NV   *                NH   *
     MF-00-03-313,                                43388,                 40259,
     MF-01-06-195,                                46780,                 43447,
     MF-98-01-001                                 28405                  22604
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NJ                      NM   340796,         NY   S29-43-00,        NC   *               ND   AB353,           OH   27700
                             340797,              S29-78-92,                                  AB354,
                             329315,              S27-53-23                                   AF300,
                             330284                                                           U560
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OK   SE-2043034,        OR   2001-1464       PA   00-03-120MF       RI   *               SC   MF-12955,        SD   21867,
     SE-2033546,                                                                              MF-12956,             21868,
     SE-2032628,                                                                              MF-14031,             25670,
     SE-2043035                                                                               MF-14035              9889
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TN   M01-1999,          TX   C62240-000-02,  UT   006-6364-13       VT   3/31/00-05,     VA   2894             WA   60026259,
     RM01-2343               C62241-000-02,                              3/31/00-06,                                60026258,
                             C66910-000-00,                              6/29/01-10,                                60030517,
                             C39435-003-11                               1/16/98-23                                 60019806
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WV   MF37974,           WI   386282-03,      WY   21645             PUERTO RICO   S-22921,
     MF37975,                386358-03,                                           S-22922,
     MF42556,                413904-03,                                           S-25030
     MF24145                 341392-03
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

Other (specify):
        *Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund,
         Small Cap Fund)
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3. Exact name of investment company as specified in registration statement:
     UMB Scout Funds
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4. Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI  53233
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INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
------------------
1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
----------
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
                 ----------------------------------------------
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
            --------------------------------------------------------

      We, as members of management of UMB Scout Funds (the "Trust") (including four series, UMB Scout Technology Fund, UMB Scout Equity Index Fund, UMB Scout Energy Fund and UMB Scout Small Cap Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2002 and from December 31, 2001 through March 31, 2002.

      Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2002 and from December 31, 2001 through March 31, 2002, with respect to securities reflected in the investment account of the Company.



UMB SCOUT FUNDS


By /s/Larry Schmidt, Senior Vice President
   ---------------------------------------
      Larry Schmidt, Senior Vice President

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